SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)*

Adtalem Global Education Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

00737L103

(CUSIP Number)

Shanda Scibilia

International Value Advisers, LLC

717 Fifth Avenue, 10th Floor

New York, NY 10022

(212) 584-3570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 00737L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). International Value Advisers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 2,161,907
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,493,946
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,493,946
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 00737L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles de Vaulx
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 2,161,907
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,493,946
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,493,946
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons’ beneficial ownership in Adtalem Global Education Inc. (“Adtalem” or the “Issuer”). This amendment supplements the Schedule 13D as previously filed on February 21, 2020 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 2. Identity and Background

Item 2 a. is hereby amended and restated as follows:

The Shares reported herein are held by various separately managed account clients (“Managed Account” or the “Managed Accounts”) and certain funds (the “Funds”) under the management and control of International Value Advisers, LLC (“IVA”), a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940. The Funds are the following: (i) IVA Worldwide Fund, an investment company registered under the Investment Company Act of 1940, as amended (“WORLD”); (ii) IVA Global Fund (Delaware) L.P., a Delaware limited partnership (“IVAGF”); and (iii) IVA Global SICAV, an investment company registered in the Grand Duchy of Luxembourg as an undertaking for collective investment in transferable securities (“SICAV”). IVA is also the managing partner of IVAGF’s general partner. Charles de Vaulx is the Chief Investment Officer (the “CIO”) and Portfolio Manager for the Funds and Managed Accounts and, as such, has the authority to make decisions regarding disposition of their Shares and the authority to make decisions regarding voting of some of the shares. IVA and Mr. de Vaulx are each referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Share reportedly owned by each person named herein is based upon 51,802,441 Shares outstanding, as of April 28, 2020 and reported in the Issuer’s Form 10-Q filed on May 5, 2020.

1.	IVA

a)	As of August 7, 2020, Shares in aggregate were deemed to be beneficially owned by IVA, as the investment manager to i) WORLD which owns 1,499,857 Shares constituting 2.9% of the Issuer’s outstanding Shares, ii) IVAGF which owns 70,357 Shares constituting 0.1% of the Issuer’s outstanding Shares, iii) SICAV which owns 145,074 Shares constituting 0.3% of the Issuer’s outstanding Shares, and iv) the Managed Accounts which own 778,658 Shares constituting 1.5% of the Issuer’s outstanding Shares.

Percentage: 4.8%

b)	Sole power to vote or direct the vote: 2,161,907

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 2,493,946

Shared power to dispose or direct the disposition: 0

2.	Charles de Vaulx

a)	Mr. De Vaulx, as the CIO and managing member of IVA, may be deemed the beneficial owner of 2,493,946 Shares owned by certain Funds and the Managed Accounts.

Percentage: 4.8%

b)	Sole power to vote or direct the vote: 2,161,907

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 2,493,946

Shared power to dispose or direct the disposition: 0

As of August 7, 2020, the Reporting Persons collectively beneficially owned an aggregate of 2,493,946 Shares, constituting 4.8% of the Issuer’s outstanding Shares.

Each Reporting Person, as a member of a “group” with the other Reporting Persons, may be deemed beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7. Material to be Filed as Exhibits

Exhibit A Transactions in Shares that were effected by IVA since the most recent filing of 13D on June 5, 2020.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2020

International Value Advisers, LLC

By: /s/ Charles de Vaulx

Name: Charles de Vaulx

Title: Managing Member

Charles de Vaulx

/s/ Charles de Vaulx

EXHIBIT INDEX

Exhibit A Transactions in Shares that were effected by IVA since the most recent filing of 13D on June 5, 2020.

Exhibit B Joint Filing Agreement*

*Previously Filed